

Mail Stop 7010

March 28, 2007

<u>via U.S. mail and facsimile</u>

Jean Bernhard Buttner
Chairman & Chief Executive Officer
Value Line, Inc.
220 East 42nd Street
New York, New York 10017-5891

   RE: **Value Line, Inc.**
     Form 10-K for the Fiscal Year Ended April 30, 2006
     Filed July 28, 2006
     File No. 0-11306

Dear Ms. Buttner:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

         Sincerely,

         Terence O'Brien
         Accounting Branch Chief